

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49370



08030919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 INTEGRITY SECURITIES, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

325 TENTH STREET, SUITE 228
           (No. and Street)

OAKLAND   CALIFORNIA   94619
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 JOHN DURDEN   (925) 447-7660
                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
       (Name – if individual, state last, first, middle name)

101 LARKSPUR LANDING CIRCLE, SUITE 311 LARKSPUR CALIFORNIA 94939
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 27 2008

Washington, DC
100

PROCESSED
APR 07 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, <u>DELONG LAU</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>INTEGRITY SECURITIES, INC.</u>, as of <u>DECEMBER 31</u>, 20 <u>07</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

<u>PRESIDENT</u>
Title

_____
Notary Public

CHARLEEN GOLDBERG
Commission # 1760123
Notary Public - California
Contra Costa County
My Comm. Expires Sep 16, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Integrity Securities, Inc.
Oakland, California

We have audited the statement of financial condition of Integrity Securities, Inc. (a California corporation) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

CERTIFIED PUBLIC ACCOUNTANTS

March 24, 2008

INTEGRITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$	16,915
Deposit with clearing broker		33,105
Property and equipment		109
Other assets		1,303
	$	51,432

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	7,100
State income tax payable		1,600
Total liabilities		8,700

Stockholder's equity

Common stock, no par, 10,000,000 shares authorized, 1,150,000 shares issued and outstanding	115,000
Additional paid in capital	54,626
Deficit	(126,894)
Total stockholder's equity	42,732
	$ 51,432

See notes to financial statements.

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INTEGRITY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

REVENUES		
Commissions	$	233,324
Other income		42,495
Interest income		10,571
		286,390
EXPENSES		
Commissions		82,894
Professional fees		20,833
Clearing costs		82,091
Regulatory fees		450
Other operating expenses		25,107
		211,375
INCOME BEFORE INCOME TAXES		75,015
INCOME TAXES		(800)
NET INCOME	$	74,215

INTEGRITY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock -	Paid in Capital	Retained Earnings/ Deficit	Total
Balance, December 31, 2006	$ 115,000	$ 54,626	$ (117,713)	$ 51,913
Distributions			(83,396)	(83,396)
Net income	-		74,215	74,215
Balance, December 31, 2007	$ 115,000	$ 54,626	$ (126,894)	$ 42,732

INTEGRITY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 74,215
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation and amortization	162
Change in assets and liabilities:	
Decrease in:	
Deposit with clearing broker	(1,184)
Other assets	(503)
Increase (decrease) in:	
Accounts payable	(23,967)
State income tax payable	800
Total adjustments	(24,692)
Net cash provided by operating activities	49,523
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(83,396)
Net cash used by financing activities	(83,396)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(33,873)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	50,788
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 16,915

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:

Income taxes	$	0
Interest	$	0

See notes to financial statements.

NOTE A -- Summary of Significant Accounting Policies

General

     Integrity Securities, Inc. (the Company), a California corporation, was incorporated in July, 1996, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1997. The Company is a full service broker and dealer in securities.

Property and Equipment

     Property and equipment purchases greater than $500 are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the life of the lease (three years).

Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

     The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

     Securities transactions are recorded on the trade date.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

     The Company follows the policy of expensing any advertising costs as incurred.

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Commencing in 1998, the Company, with the consents of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for minimum state income taxes.

NOTE B – Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and equipment	$ 40,253
Leasehold improvements	5,374
	45,627
Less accumulated depreciation and amortization	(45,518)
	$ 109

NOTE C – Concentrations of Credit Risk

The Company's revenues and related receivables are predominantly from other broker-dealers.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company's net capital is $41,823, which is $36,823 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007, was .21 to 1.0

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

INTEGRITY SECURITIES, INC.
COMPUTATION OF NET CAPITAL
December 31, 2007

Net Capital

    Stockholder's Equity $ 42,732

Deductions and/or Charges

    Non-allowable assets:
        Furniture and equipment, net   (109)
        Other assets   (800)

                                                (909)

        NET CAPITAL $ 41,823

Aggregate Indebtedness

    Items included in statement of financial condition

        Accounts payable $ 7,100
        State income tax payable   1,600

                                        $ 8,700

Computation of Basic Net Capital Requirements

    Minimum net capital requirement (6-2/3% of
        Aggregate indebtedness) $ 5,000

Net capital in excess of minimum requirement $ 36,823

Ratio of aggregate indebtedness to net capital   .21 to 1.0

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	42,623
Audit adjustments – (Increase) Decrease		
State income tax payable		(800)
Net capital, as computed	$	41,823
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	7,900
Audit adjustments – Increase (decrease)		
State income tax payable		800
Aggregate indebtedness, as computed	$	8,700

The differences result in a ratio of aggregate indebtedness to net capital of .21 to 1.0 rather than .19 to 1.0 as previously reported.

INTEGRITY SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

December 31, 2007

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

December 31, 2007

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

March 24, 2008

Board of Directors
Integrity Securities, Inc.
Oakland, California

We have audited the financial statements of Integrity Securities, Inc., for the year ended December 31, 2007, and have issued our report thereon dated March 24, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Integrity Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Integrity Securities Inc., taken as a whole. Our study and evaluation disclosed no condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Integrity Securities, Inc. may occur and not be detected within a timely period.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS

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